Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Now that approvals of the SBC-AT&T merger are beginning to come in, customers are focusing more attention on how they can benefit from the future integration of what are presently two independent telecommunications networks. Randy Tomlin, SBC senior vice president – Network Planning Support, describes some of those benefits, and also offers his perspective on what SBC is doing to ensure that network integration goes quickly and smoothly.

Q. What does SBC get from AT&T that’s worth the acquisition price and that we could not have gained on our own through growth?

AT&T’s resources enable us to become a stronger competitor in the enterprise market faster and on a broader basis than would otherwise have been possible.  One of the most important resources is AT&T’s global IP network, which has a single architecture that will allow us to quickly and efficiently integrate it with ours.  AT&T is a leading global carrier of IP and data traffic, carrying some 4.3 petabytes – or 4.3 billion megabytes – of information every day.  AT&T also has 26 Internet data centers on four continents, a presence in more than 60 countries, an industry-leading portfolio of data and IP products and services, and of course, AT&T Labs.

Q. How will we avoid the MCI syndrome – ending up with a collection of networks and systems that never get fully integrated?

We can’t speak for MCI.  But SBC will invest what we need to in order to fully integrate our networks after the merger is complete.  We know that’s going to happen because the assets we’re acquiring are world class – including one of the most advanced, high-volume and truly global IP networks in the industry.  AT&T’s assets complement ours, and we have a very clear strategy for putting the two networks together quickly.  Over the next few months, consistent with legal requirements, we’ll develop a thorough, precise and feasible plan for network integration.  It’s being developed by a talented team with years of experience in network engineering.  We have clear goals in terms of scale, scope, revenue and other areas.  And we know that network integration is a key to our overall success and to bringing value to our customers.

Q. Many customers use carrier diversity to provide high reliability.  Are there risks when the industry consolidates?

We’re committed to helping customers maintain network diversity and survivability, and the merger will in no way affect our ability to provide that.  Maintaining diversity is a top priority for us and for our customers, as is honoring any and all service level agreements. The mergers will not reduce competition, and there will continue to be a range of options for enterprise customers.

Q. Why will customers benefit from the consolidation of SBC and AT&T’s networks?

By combining networks and resources, the new company will be able to bring services to market faster and in a more cost-effective way than either company could by itself.  And, keeping traffic on one efficient, dense network with many points of presence in the U.S. and abroad will help us to lower fixed costs that must be recovered from customers — thereby helping us to keep prices competitive.  The combination also will ensure continued innovation in consumer and business markets because the new company will have the scope and scale to benefit from the investment needed for leading-edge product development.

Q. How will the merger affect service?

It will improve service.  At SBC, we know that providing outstanding service is the best way to win and retain customers.  That’s why we’re committed to honoring pre-merger service agreements and working hard to ensure than any network or other changes that take place benefit customers.  We’re also emphasizing our commitment to network diversity and survivability – a key concern.  There’s a big difference between vendor diversity and network diversity.  Indeed, if anything, the SBC-AT&T will increase network diversity.

Additionally, AT&T has industry leading Web-management tools that give customers a great deal of control over their networks.  The AT&T iGEMS platform and Business Direct portal, for example, allow customers to conduct network surveillance, make changes to their service, submit trouble reports and request maintenance 24 hours a day, 365 days a year.  When the merger closes, we’ll be able to extend these popular self-service functions to even more customers.

Q. SBC has acknowledged that downsizing will be part of the merger process.  How are you going to ensure that network operations don’t suffer as a result?

Delivering unsurpassed network service quality and support is a top priority, and one that will not be affected by workforce adjustments caused by the merger.  Workforce changes will reflect efficiency and redundancy, not cuts in service, support or network operations.  Both AT&T and SBC have common values focused on innovation and reliability.  For our long-term future, we have to provide excellent service to win and retain customers in this extremely competitive industry.

Q. Will the combination of SBC’s local network and AT&T’s Internet backbone create a dangerous concentration of control of the Internet?

On the contrary, it will provide more competition, more choices and more pricing options.  The Internet is not a single uniform network, but rather is a network of networks.  AT&T is the second or third largest Internet backbone provider – where it comes out in a given month depends on fluctuations in traffic.  SBC is much farther down the list – we range from 10 to 13.  Clearly, with companies like UUNET – the largest – Sprint, Level3, Qwest, Cogent, Savvis and many others, there’s plenty of competition.  This also explains why there’s been lots of coverage about a “glut” of fiber.  But having all those providers gives every customer a number of choices for affordable Internet transport.

Q. Why do you think this merger is good news for customers?

Over the last two decades, SBC and AT&T have become very different types of companies. Today we have complementary rather than overlapping strengths, networks, product mixes and customer bases. When we combine the two companies, their networks and their systems, we’ll be able to compete across all markets and segments because we’ll combine AT&T’s strength in business and enterprise markets with SBC’s strength in consumer and small business markets.  Clearly, that will mean more choices for almost all customers, and give us a greater ability to help customers transition to new IP-based network services.  Among our business customers, SBC is seen as leader in customer-focused network integration.  The merger will allow us to do that better than ever, and do it for more customers than ever before.  Additionally, integrating our systems, especially AT&T’s Web-based management tools, will create significant improvements in customer service, giving our customers real-time capabilities to make service changes, request repairs and monitor their network performance.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.